SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Ciphergen Biosystems, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

17252Y 10 4
(CUSIP Number)

Leo C. Farrenkopf, Jr. Quest Diagnostics Incorporated 1290 Wall Street West Lyndhurst, NJ 07071 (201) 729-8330

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 17252Y 10 4

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware, USA

	Number of Shares Beneficially Owned by Each Reporting Person with		Sole Voting Power
		7)	8,425,000 (consists of 6,225,000 shares owned at time of this filing; and 2,200,000 shares purchasable under a Warrant)

Shared Voting Power
		8)	0

Sole Dispositive Power
		9)	8,425,000 (see 7 above)

Shared Dispositive Power
		10)	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,425,000 shares (including the right to purchase 2,200,000 shares for $3.50 per share under a Warrant that expires on July 22, 2010).

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13)	Percent of Class Represented by Amount in Row (11)

22.1%[1] (see 7 and 11 above), based on 35,998,881 shares of Issuer issued and outstanding at November 30, 2005 together with 2,200,000 shares immediately purchasable under a Warrant held by the Reporting Person.

14)	Type of Reporting Person (See Instructions) CO

_________________________

1 The Company and Ciphergen entered into an agreement dated as of January 13, 2006 clarifying that the total number of shares of Common Stock purchased under the Stock Purchase Agreement and issuable upon exercise of the Warrant will at no time exceed 19.9% of the total number of outstanding shares of Common Stock (provided that the Company may, prior to or concurrently with the exercise of the Warrant, sell such number of shares of Common Stock that, after the exercise of the Warrant and such sale of shares of Common Stock, the Company would not own more than 19.9% of the Common Stock).

SCHEDULE 13D - AMENDMENT NO. 1

The undersigned hereby amend their Schedule 13D dated August 1, 2005 (the "Statement"), relating to the common stock, par value $.001 per share ("Share") of Ciphergen, Inc., a Delaware corporation ("Ciphergen"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof.

Schedule I to this Schedule 13D is amended and restated in its entirety as set forth in Schedule I hereto.

Item 5 is hereby amended by adding the following to the end of paragraph (a) of Item 5:

The Company and Ciphergen entered into an agreement dated as of January 13, 2006 clarifying that the total number of shares of Common Stock purchased under the Stock Purchase Agreement and issuable upon exercise of the Warrant will at no time exceed 19.9% of the total number of outstanding shares of Common Stock (provided that the Company may, prior to or concurrently with the exercise of the Warrant, sell such number of shares of Common Stock that, after the exercise of the Warrant and such sale of shares of Common Stock, the Company would not own more than 19.9% of the Common Stock).

Item 7 is hereby amended by adding the following to the end of the disclosure under Item 7:

Exhibit 4: Agreement dated January 13, 2006 between Ciphergen Biosystems, Inc. and Quest Diagnostics Incorporated

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: January 19, 2006

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ Leo C. Farrenkopf, Jr.
Leo C. Farrenkopf, Jr. Title: Vice President and Assistant Secretary

SCHEDULE I

Executive Officers of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

Names	Business Address	Principal Occupation or Employment

Surya N. Mohapatra, Ph.D	1290 Wall Street West Lyndhurst, NJ 07071	Chairman, President and Chief Executive Officer

Robert A. Hagemann	“	Senior Vice President and Chief Financial Officer

W. Thomas Grant II	“	Senior Vice President, Insurance and Employer Services

Michael E. Prevoznik	“	Senior Vice President and General Counsel

Robert E. Peters	“	Vice President, Sales and Marketing

David M. Zewe	“	Senior Vice President, Diagnostic Testing Operations

Citizenship: All are U.S. citizens.

Directors of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

Names	Business Address	Principal Occupation or Employment

John C. Baldwin	CBR Institute for Biomedical Research 200 Longwood Avenue WAB Room 132 Boston, MA 02115	President and CEO CBR Institute for Biomedical Research

Jenne K. Britell	Structured Ventures, Inc. 166 Calle Ventoso West Santa Fe, NM 87506	Chairman and CEO Structured Ventures, Inc.

William F. Buehler	c/o Quest Diagnostics Incorporated 1290 Wall Street West Lyndhurst, NJ 07071	Retired

James F. Flaherty III	Health Care Property Investors, Inc. 3760 Kilroy Airport Way Suite 300 Long Beach, CA 90806	Chairman, President and CEO Health Care Property Investors, Inc.

William R. Grant	Galen Associates 610 Fifth Avenue New York, NY 10020	Chairman Galen Associates

Rosanne Haggerty	Common Ground Community H.D.F.C. Inc. 14 East 28th Street New York, NY 10016	President Common Ground Community H.D.F.C. Inc.

Surya N. Mohapatra	Quest Diagnostics Incorporated 1290 Wall Street West Lyndhurst, NJ 07071	Chairman, President and Chief Executive Officer Quest Diagnostics Incorporated

Gary M. Pfeiffer	Dupont Finance 1007 Market Street–D8000 Wilmington, DE 19898	Senior Vice President and CFO Dupont Finance

Daniel C. Stanzione	Bell Laboratories 3008 Southview Drive Stuart, FL 34996	President Emeritus Bell Laboratories

Gail R. Wilensky	Project HOPE Suite 600 7500 Old Georgetown Road Bethesda, MD 20814-6133	Senior Fellow Project HOPE

John B. Ziegler	Worldwide Consumer Healthcare GlaxoSmithKline One Franklin Plaza Philadelphia, PA 19102	President Worldwide Consumer Healthcare GlaxoSmithKline

Citizenship: All are U.S. citizens.